

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
A-21, 1st Floor, Ghanshyam Industrial Estate
Off Veera Desai Road, Andheri West
Mumbai, India 400053

> **Re: Lytus Technologies Holdings PTV. Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 8, 2020**
> **CIK No. 0001816319**

Dear Mr. Pandya:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. It appears that your CEO Mr. Dharmesh Pandya will beneficially own 76.42% or more of your shares on a post-effective basis. Please revise your prospectus cover page to disclose this concentration of ownership by your CEO and clarify whether you will avail yourself of the Nasdaq controlled company exemption for the exchange's corporate governance rules.

Prospectus Summary, page 1

2. Please provide a description of the respective businesses that are operated by Lytus Technologies Private Limited ("Lytus India") and DDC CATV Network Private Limited ("DDC"), including the current products and services offered by each entity. In addition, please provide a more detailed description of Reachnet Cable Services Pvt. Ltd. ("Reachnet") and its overall business and its current business as it relates to streaming, as an internet service provider, and/or cable TV and internet. It is unclear what services Reachnet provides, whether it only provides over-the-top streaming or if it owns and operates the fiber and/or cable network through which it provides its services.

3. Please describe what you mean by your "platform" and how it differs from the services provided to Reachnet's customers by Reachnet. You indicate that Reachnet still provides internet and entertainment services to the 1.8 million customers you acquired.

4. You indicate that you have 8 million users of your platform based on an industry report that there are 4.6 users per household of home subscribers, and then multiplying that number by 1.8 million subscribers acquired from Reachnet. Please clarify whether you have any independent basis to confirm that this estimate is accurate, such as monitoring activity, creating user accounts based on individuals, or any other data analytics you obtain through your platform. Further, please clarify whether your user base consists solely of the Reachnet subscribers you purchased or if the Lytus India or DDC businesses independently generate users or subscribers.

5. Please clarify whether Lytus India and DDC products and services are currently operational and generating revenue. It is unclear whether these entities are still in the development stage and how they are integrated with the entertainment streaming and internet services provided by Reachnet. In your business section, please provide details of your operations of these non-Reachnet provided services to the 1.8 million customers you acquired.

6. Please provide a brief description of the merger or acquisition agreements to acquire Lytus India, DDC, and the Reachnet customers, and clarify any related party or affiliations with such entities. We note, for example, that Lytus India was acquired from Nimish Pandya according to page F-31 and it is unclear if this person is related to your CEO Mr. Dharmesh Pandya. As part of the description of the merger and acquisition agreements, please include when each acquisition closed, the consideration paid and any future rights or obligations, such as the option to acquire the remaining 49% of the DDC. Further, please advise us whether the merger agreements with Lytus India and DDC should be filed as material agreements under Items 601(b)(2) or (b)(10) of Regulation S-K. Lastly, ensure that all material agreements related to the Reachnet customer acquisition are filed as exhibits, including the supplemental Agreement dated December 6, 2019 and the agreement to provide corresponding revenues from April 1, 2019.

Use of Proceeds, page 28

7.   Quantify the amount of proceeds to be used for each purpose.

Capitalization, page 31

8.   Expand your table to show amounts and adjustments presented from historical to pro
       forma to adjusted pro forma. Refer to Rule 11-02(a)(4) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors For Our Performance , page 34

9.   Expand your disclosure to explain how you calculate Net Surplus Rate. Disclose the Net
       Surplus Rate as well as the Number of Subscribers as of the end of the period provided.

Critical Accounting Policies
Off-balance Sheet Arrangements, page 35

10.   Expand your disclosure to define FVTPL and FVOCI that are presented in footnote 4 on
       page 36 as well as on page F-19. Further, provide a reference to the additional disclosures
       on page F-14.

Other Income/Application of IFRS 15, page 37

11.   Clarify your disclosure to explain what you mean by the "intervening period ended March
       31, 2020."

12.   Expand upon the statement in footnote 5 to further explain and clarify what you mean by
       "all non-streaming services offered by the Group will not be on a cost sharing basis with
       Reachnet and will be dealt with directly by the Group."   In this regard, explain by revised
       disclosure the nature and terms of any cost sharing arrangements with Reachnet.

Going Concern, Liquidity and Capital Resources
Large Payment Obligation by the Company, page 38

13.   You disclose that the COVID-19 lockdown in India has delayed the settlement of
       approximately $15 million accounts receivable from Reachnet. Please describe these
       restrictions and how they have caused this delay. In addition, you indicate that COVID-
       19 restrictions have disrupted the company's normal operations and prevented you from
       paying the first installment under the Customer Acquisition Agreement with Reachnet.
       Please revise your discussion of the impact of the COVID-19 pandemic to discuss the
       specific, known impacts on your business operations, results of operations and liquidity
       and capital resources. Also, discuss any known tends that are reasonably likely to have a
       material impact on your operating results and liquidity and capital resources in
       future periods.

14. Please clarify if there are any contractual consequences for not making the July 31, 2020 payment.

Intangible Assets and Goodwill , page 39

15. Expand your disclosure to explain how you determined the value of the 1.84 million household connections for a consideration of $59,216,654.

Our Business, page 42

16. On page 18, you reference third-parties upon which you rely for computer systems, service providers, and local cable operators. On page 45, you disclose that you have entered into partnerships with Global Health Care Systems for telemedicine platform and with Dick Cook Studios for developing entertainment and education online content. Please provide a brief description of your arrangements with such providers for your infrastructure and access to the cable or fiber infrastructure to which you are able to deliver your services. Similarly, describe the material terms of your partnership with Global Health Care Systems and Dick Cook Studio. To the extent you are substantially dependent on these agreements, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

17. Please provide demographic information on the 1.8 million subscribers that were purchased from Reachnet. For example, disclose if they are concentrated in a geographic location. Further, clarify whether these subscribers represents substantially all or a subset of Reachnet's subscribers.

18. Please expand your Government Regulation discussion on page 49 and in your risk factors. We note that you are operating in the entertainment, telecommunications, and health delivery industries. Further, you plan on expanding your business to the United States. These industries operate in highly structured regulatory environments in the United States, particularly as to the licensure of medical professionals. Your regulatory disclosure should briefly discuss all material telecommunications and health laws that are relevant to your business in both India and markets you seek to enter in the next 12 months.

Our Business
Corporate History, page 42

19. Provide us with your analysis and basis in the accounting literature that led you to determine the historical operations of Lytus India is or is not considered the predecessor to the registrant. Refer to Rule 405 of Regulation C and Articles 3 and 10 of Regulation S-X.

20. Provide us with your analysis related to the significance of the acquisitions of Lytus India and DDC. Refer to Rule 3-05(b)(2) of Regulation S-X and Article 11 of Regulation S-X.

Management, page 50

21. Please provide more details of the principal business activities of your management. In particular, please disclose current business activities that they perform and board memberships outside of their duties for Lytus Technologies Holdings PTV. Ltd. ("Lytus Group"). In this regard, you indicate on page 11 that your management will only devote their attention to the Company on a part-time basis. Further, please provide the names of employers and dates of recent employment for each member of management.

22. Please clarify whether any of your management was affiliated with Lytus India, DDC or Reachnet prior to March 2020 or your creation as a holding company. If not, please clarify if any of the former management of Lytus India, DDC or Reachnet is currently employed by you and play a prominent role as either senior or key members of management.

23. Please disclose the term for your directors and clarify whether you will have annual meetings and/or annual elections of directors. We note the disclosure on page 57 does not explicitly clarify whether there will be annual meetings or director elections.

24. On pages 4 and 25, you indicate that you are eligible for the home country practices exemption for certain Nasdaq corporate governance rules and that you may avail yourself of this exemption. Since it appears that you will also be eligible for the controlled company exemption and the transition rules for newly listed companies, please clarify whether you will be compliant with the Nasdaq's general corporate governance rules for domestic issuers upon the close of the IPO or if you will avail yourself of one or more of these exemptions. To the extent you will use one of these exemptions, please clarify the Nasdaq corporate governance rules that you will seek an exemption for and will not comply with at the close of your IPO. For example, describe the differences between Nasdaq corporate governance rules and the home country alternatives that you may use instead.

Principal Shareholders, page 56

25. The Lytus Trust is a principal shareholder that currently beneficially owns 5.88% of your total shares outstanding and your CEO, Mr. Dharmesh Pandya, has the power to vote and dispose of your shares owned by the trust. Please confirm you have included the shares beneficially owned by the Lytus Trust in Mr. Pandya's beneficial ownership amounts. Provide footnote disclosure to Mr. Pandya's beneficial ownership to indicate that his beneficial ownership amounts include these shares.

Description of Share Capital, page 57

26. On page 1, you refer to your plan to issue 31,970,000 additional shares prior to the close of the IPO, so existing shareholders will own 32 million shares pending "the process of completing certain procedures of issuing such common shares in the British Virgin Islands." Please clarify what procedures need to be completed and whether you intend to perform a pro-rata forward stock split.

Common Shares Eligible For Future Sale, page 64

27. You disclose that Aegis may release securities subject to the lock-up agreement "at any time without notice." Please clarify whether you would be subject to the notice requirements for lock-agreement waivers by the Nasdaq or if you would be exempt.

Financial Statements
Consolidated Statement of Financial Position, page F-3

28. Expand the description of your line item, Intangible assets, net, to include Goodwill. In this regard, we note your line item references Note 10, which is titled "Intangible Assets and Goodwill."

Consolidated Statement of Cash Flows, page F-6

29. Tell us why you did not include the cash payments to acquire Lytus India and DDC within Cash Flows from Investing Activities. Refer to IAS 7.16(c).

30. Your disclosure in Note 11 on page F-24 indicates a loan from directors. However, it does not appear that you show loan proceeds as a cash flow from financing activities in your statement of cash flows. Tell us how these proceeds were presented in the statement and why you did not consider the loan a related party transaction with resulting related party disclosures and presentation in the financial statements. Refer to IAS 7.17(c) and IAS 24.

Notes to Consolidated Financial Statements , page F-7

31. We note you are incorporated in the British Virgin Islands and your operating subsidiaries are in India. Please provide disclosure to describe the nature and amount of any significant restrictions on the ability of your subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends.

Note 1 - Nature of Operations and Summary of Significant Accounting and Reporting Policies
Depreciation methods, estimated useful lives and residual value, page F-17

32. Revise to provide the disclosures required by IAS 16, paragraph 73.

Intangible Assets, page F-18

33. Please revise to provide the disclosures required by IAS 38, paragraph 118.

Note 3 - Other Income - Income on Acquisition of Customer-Contracts, page F-20

34. Provide us with the guidance you cited to recognize the approximately US$15 million net surplus as "Other income" on the statement of profit and loss.

Note 7 - Other Receivables , page F-22

35. Provide us with your basis to record a net receivable from Reachnet.

Agreement with the Reachnet Cable Services Private Limited , page F-32

36. Your disclosure indicates that you acquired approximately 1.8 million subscriber connections from Reachnet through Agreements dated June 21, 2019 and December 6, 2019. However, Lytus Group was incorporated on March 16, 2020. Clarify your disclosure to indicate which entity entered into these Agreements. Explain to us by reference to the authoritative IFRS or IAS accounting guidance you relied upon how you determined that the customer acquisition from Reachnet is not a business acquisition.

Recent Sales of Unregistered Securities, page II-1

37. Please provide more details of your sales of unregistered securities, including the names and amounts sold to principal shareholders and categories of investors. Also, please provide the consideration paid for the shares. Refer to Item 701 of Regulation S-K.

General

38. Your disclosure throughout the registration statement indicates that you have applied for listing on the Nasdaq, but you may not meet their listing standards and be accepted for listing. Please advise us if you will seek effectiveness even if you have not been accepted for listing by Nasdaq.

39. Your registration statement refers to common stock, common shares, ordinary shares, and "shares" interchangeably. Please use the same term for your shares to be issued in your IPO consistently.

40. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

　　　　You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Office Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　　Office of Technology

cc:　　M. Ali Panjwani, Esq.